Exhibit 99.1
For Immediate Release
March 18, 2010
SAP Recommends to Increase Dividend by 20% to €0.60 per Share
WALLDORF, Germany — March 18, 2011 — The Executive Board and the Supervisory Board of SAP AG (NYSE: SAP) recommend that shareholders approve a dividend of €0.60 per share at the Annual General Meeting of Shareholders. Compared to last year’s dividend of €0.50 per share, this would represent an increase of 20%. If shareholders approve the recommendation and based on the outstanding shares at December 31, 2010, the total amount distributed in dividends for fiscal year 2010 would be approximately €713 million (2009: €594 million), representing a pay-out ratio of 39% (2009: 34%).
The Annual General Meeting of Shareholders is scheduled for May 25, 2011 in Mannheim, Germany. The payment of the dividend is scheduled on or after May 26, 2011.
Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR represents one SAP AG share. However, the final dividend is dependent upon the euro/US-dollar exchange rate. SAP AG pays cash dividends in euro, so the exchange rate fluctuations will also affect the US-dollar amounts received by the holders of ADRs on the conversion into US dollars the cash dividends paid in euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 26, 2011. The depositary bank will then convert the dividend payment from euros into US dollars as promptly as practicable.
About SAP
As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device — SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 109,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
© 2011 SAP AG. All rights reserved.
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Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server,

iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.
All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
These materials are subject to change without notice. These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

For more information, press only:

Christoph Liedtke	+49 (6227) 7-50383	christoph.liedtke@sap.com, CET
Guenter Gaugler	+49 (6227) 7-65416	guenter.gaugler@sap.com, CET
Jim Dever	+1 (610) 661-2161	james.dever@sap.com, ET

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Martin Cohen	+1 (212) 653-9619	investor@sap.com, ET

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